[redacted]

13010593

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2013
REGISTRATIONS BRANCH

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-68766

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
VTB CAPITAL INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
425 FIFTH AVENUE, 23RD FLOOR
(No. and Street)

NEW YORK	**NY**	**10018**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
STEPHEN ZAK **(646) 527-6363**
(Area Code - Telephone Number)

B.ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
CITRIN COOPERMAN & COMPANY, LLC
(Name - if individual, state last. first. middle name)

529 FIFTH AVENUE	**NEW YORK**	**NY**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMS control number.

OATH OR AFFIRMATION

I, PAUL SWIGART, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **VTB CAPITAL INC.**, as of **DECEMBER 31, 2012**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows: NONE

MARIYA Y AFONINA
NOTARY PUBLIC-STATE OF NEW YORK
No. 01AF6251157
Qualified In New York County
My Commission Expires November 14, 2015

Signature

Chief Executive Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (I) An Oath or Affirmation.
- ■ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on internal control.

* * *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

VTB CAPITAL INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

TABLE OF CONTENTS

CITRINCOOPERMAN
Attest & Assurance | Tax Compliance & Research | Specialty & Consulting

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
VTB Capital, Inc.

Report on the Financial Statement

We have audited the accompanying statement of financial condition of VTB Capital, Inc. (the "Company") as of December 31, 2012, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of VTB Capital, Inc. as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

February 28, 2013

VTB CAPITAL INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

	Note	
Cash		$ 17,106,556
Due from customers	8	14,246,272
Due from clearing broker		294,640
Interest receivable		778
Prepaid expenses		159,177
Equipment and software, less accumulated depreciation and amortization of $4,475	3	5,679
Deposits		1,757,602
Deferred tax asset	6	509,869
TOTAL ASSETS		$ 34,080,573

LIABILITIES AND STOCKHOLDER'S EQUITY

	Note	
Liabilities:		
Accounts payable		$ 157,013
Due to customers		97,117
Accrued expenses	4	6,628,401
Corporate income taxes payable	6	1,398,256
Due to related party	8	14,286,662
Total liabilities		22,567,449
Commitments and contingencies	5, 9, and 10	
Stockholder's equity:		
Common stock, $.01 par value; 1,000,000 shares authorized, 440,000 shares issued and outstanding		4,400
Additional paid-in capital		10,995,600
Retained earnings		1,126,280
		12,126,280
Less: unexpired incentive plan benefit	10	(613,156)
Total stockholder's equity		11,513,124
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$ 34,080,573

See accompanying notes to statement of financial condition.

NOTE 1. ORGANIZATION AND NATURE OF OPERATIONS

VTB Capital Inc. (the "Company") is a wholly-owned subsidiary of VTB Capital IB Holding, LLC (the "Parent"), which is based in Moscow. The Company was formed as a corporation under the laws of the state of Delaware on November 16, 2010, and is based in New York City.

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company was approved as a broker-dealer and began securities operations on September 19, 2011.

The Company has entered into an agreement with VTB Capital, plc ("VTB UK"), a direct subsidiary of the Parent, to effect certain securities transactions with U.S. institutional investors and major U.S. institutional investors, as defined in Rule 15a-6 under the Securities Exchange Act of 1934 ("Rule 15a-6") (the "Service Level Agreement"). In addition, as more fully described in Note 8, the Company, on behalf of VTB UK, distributes research reports to build an institutional investor client base on behalf of VTB UK. Virtually all of the Company's revenues are derived from its research services provided under the Service Level Agreement. The Company is exempt from the reserve requirement provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 ("Rule 15c3-3") pursuant to paragraph (k)(2)(i) of Rule 15c3-3.

The Company is also permitted by FINRA to engage in the solicitation of U.S. institutional investors to establish and maintain accounts on a fully disclosed basis with a registered clearing firm for the purpose of purchasing and selling of U.S. equity and debt securities pursuant to (k)(2)(ii) of Rule 15c3-3.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates
The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Revenue recognition
Revenue consists of the reimbursement of costs incurred and agreed-upon mark-ups on work performed pursuant to agreements with affiliated parties. Revenue is recognized as eligible costs are incurred.

Income taxes
The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income taxes

The Company uses the asset and liability method of accounting for income taxes pursuant to FASB ASC 740. Under the asset and liability method of FASB ASC 740, deferred tax assets and liabilities shall be recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carryforwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on their characteristics. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

401(k) savings plan

The Company sponsors a defined contribution savings plan under Section 401(k) of the Internal Revenue Code. This plan covers substantially all employees who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pretax basis. Company contributions to the plan may be made at the discretion of the Company's Board of Directors. Management has determined that it will contribute $120,000 to the plan for the year ended December 31, 2012.

Stock-based compensation

Certain employees of the Company are permitted to participate in the VTB Capital Plc Incentive Plan (the "Incentive Plan"). The Incentive Plan is accounted for in accordance with current accounting for share-based payments, which requires companies to recognize an expense for stock-based compensation in the statement of operations. The Company has recorded compensation expense on a straight-line basis over the vesting period of the awards. The resulting liability as of December 31, 2012, and for all future years, is treated as additional stockholder's equity.

NOTE 3. EQUIPMENT AND SOFTWARE

Equipment and software at December 31, 2012, consisted of the following:

Software	$ 10,154
Less: accumulated amortization	(4,475)
Equipment and software, net	$ 5,679

NOTE 3. EQUIPMENT AND SOFTWARE (CONTINUED)

During December 2012, the Company sold certain equipment and leasehold improvements with a net book value of $3,264,466 to VTB Capital Property Services, Inc. ("VTBCP"), an affiliate. There was no gain or loss on the sale. The cost of this equipment, net of a landlord reimbursement of $1,085,000, was $3,711,068, with accumulated depreciation of $446,602. Payment terms for the separate lease of equipment and furnishings by the Company from VTBCP are being finalized.

NOTE 4. ACCRUED EXPENSES

Accrued expenses consisted of the following at December 31, 2012:

Accrued compensation	$ 5,099,922
Professional fees	90,740
Accrued rent expense	1,069,835
Accrued rent tax	9,317
Sales tax payable	42,070
Contribution payable to 401(k) plan	120,000
Other	196,517
	$ 6,628,401

NOTE 5. COMMITMENTS AND CONTINGENCIES

Operating lease
The Company leases office space under an operating sublease with VTBCP that expires in 2022. Prior to December 18, 2012, the Company was the lessee under a lease with the third-party landlord. On December 18, 2012, the landlord agreed to the assignment of the Company's lease to VTBCP. Concurrently, the Company and VTBCP entered into a sublease for the premises pursuant to which the Company subleases the property under the same terms as VTBCP's lease with the landlord. VTB UK has signed a reaffirmation of its guarantee of the payments of the lease obligation to the landlord.

During 2012, rental expense under these leases amounted to $1,427,144. The approximate minimum future rental payments required as of December 31, 2012, over the initial term of the sublease are as follows:

Year ending December 31:	
2013	$ 1,429,000
2014	1,429,000
2015	1,429,000
2016	1,429,000
2017	1,454,000
Thereafter	7,257,000
	$ 14,427,000

Legal matters
Prior to occupying the premises, the Company engaged a contractor to improve the new leasehold. Subsequent to the completion of construction, the contractor's business failed. In connection therewith, certain subcontractors have filed claims against the Company for unpaid services. After discussion with its legal counsel, management believes these claims are without merit and intends to vigorously contest any related claims. No amounts have been provided in the accompanying statement of financial condition for this matter.

NOTE 5. COMMITMENTS AND CONTINGENCIES (CONTINUED)

Employee arrangements

The Company maintains a number of compensation arrangements with employees whereby employees can be granted various incentive-based awards payable in cash. Generally, under the Company's incentive compensation plans, awards granted are payable over stipulated time frames provided that the employees continue their employment with the Company throughout the period. The following table summarizes the status of the Company's incentive compensation plan awards as of December 31, 2012.

Total amounts awarded	$7,902,067
Total awards recognized in operating expenses through December 31, 2012	4,985,250
Total awards to be recognized in operating expenses pursuant to the terms of the plans provided employees are employed through the relevant award periods	$2,916,817

NOTE 6. INCOME TAXES

At December 31, 2012, the Company recorded a deferred tax asset of approximately $509,869, which relates primarily to accrued bonus compensation and the straight-line rent, which are not yet deductible for tax purposes.

At December 31, 2012, the Company determined that it has no uncertain tax positions as defined in FASB ASC 740.

The Company's income tax returns are subject to U.S. federal, state, and local examinations by taxing authorities for all relevant periods.

NOTE 7. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"), which specifies, among other things, minimum net capital requirements for registered broker-dealers. The Company has elected to compute its net capital in accordance with the Alternative Standard permitted by the Rule. Under this alternative, the Company's minimum net capital requirements is equal to the greater of 2% of aggregate debit items, as defined, or $250,000. Net capital changes from day to day. At December 31, 2012, the Company had net capital of approximately $9,080,000, which exceeded its required net capital by $8,830,000.

NOTE 8. RELATED PARTY TRANSACTIONS

The Company has entered into a number of agreements with VTB UK (including the Service Level Agreement) pursuant to which it has agreed to undertake the activities of a broker-dealer in New York. Such activities include building an institutional investor client base in North America to trade in Russian and Commonwealth of Independent States related financial products and to provide sales and distribution coverage and other services to such institutional investors.

NOTE 8. RELATED PARTY TRANSACTIONS (CONTINUED)

In addition, pursuant to such agreements, the Company provides assistance to VTB UK so that VTB UK may provide certain research reports to, and effect certain securities transactions with, institutional investors. These services are more specifically set forth within the agreements and generally provide that the Company will be reimbursed for its agreed-upon costs and receive a 10% markup based on the total of such costs, as defined.

During 2012, the Company received advances from VTB UK amounting to $10,790,000. During January 2013, VTB UK advanced an additional $6,000,000. In addition, VTB UK charged the Company $2,968,689 for services provided to the Company.

The Company operates as a broker dealer pursuant to the exemption under SEC Rule 15c3-3(k)(2)(i) and acts as an intermediary for VTB UK pursuant to SEC Rule 15a-6. As such, the Company records trades that fail on the statement of financial condition.

At December 31, 2012, amounts due to related parties consisted of the following:

Securities failed to receive (a)	$ 14,246,272
Securities failed to deliver (a)	(97,117)
Other net amounts due to VTB UK	137,507
	$ 14,286,662

(a) In the Company's role as an intermediary between VTB UK and certain of VTB UK's customers, the Company is required to reflect and record unsettled transactions as fails to receive or fails to deliver, with a corresponding amount due to or due from customer.

As more fully described in Notes 3 and 5, the Company entered into a sale and leaseback transaction of equipment and furnishings with VTBCP.

NOTE 9. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

During 2012, the Company conducted business with a clearing broker on behalf of its customers pursuant to a clearance agreement with the clearing broker. Pursuant to the agreement, the Company introduces the customers to the clearing broker, and the clearing broker clears customer transactions on a fully disclosed basis. Commissions are earned by the Company as an introducing broker for the transactions of its customers.

Pursuant to this agreement, the Company's clearing broker is exposed to risk of loss on customer transactions in the event a customer fails to satisfy its obligations. The clearing broker may be required to purchase or sell securities at prevailing market prices in order to fulfill a customer's obligations. The Company has agreed to indemnify its clearing broker for losses the clearing broker may sustain from customer accounts introduced by the Company. The Company and its clearing broker monitor the settlement of customer transactions. Pursuant to the rules and guidelines of its clearing broker and regulatory authority, the Company will take appropriate action to reduce risk.

In connection with the agreement, the Company has funded a deposit of $100,000.

NOTE 10. STOCK-BASED COMPENSATION

During January 2012, the Company's ultimate parent, JSC VTB Bank ("VTB Bank"), approved the Incentive Plan. The Incentive Plan provides for the grant of either conditional awards or "Zero Strike Price Options" for the acquisition of JSC VTB Bank, London Stock Exchange ("LSE") listed global depository receipts ("GDRs") to eligible employees, as defined in the Incentive Plan. The first awards were made in February 2012.

Under the terms of the Incentive Plan, the selected employees are granted Zero Strike Price Options to purchase GDRs exercisable over ten years from each respective vesting date. The vesting conditions require that an employee remains in service for a certain vesting period to receive the GDRs award. The awarded GDRs vest gradually in three equal installments over the vesting periods of one, two and three years, subject to the employee's continuous employment with the Company during the relevant vesting period. An award, or a portion of it, may be forfeited if the employee terminates employment before the end of the relevant vesting period, voluntarily or subject to certain other conditions as described in the Plan rules.

The number of GDRs to be received is determined by reference to a fixed monetary value communicated to employees on the grant date and a weighted average market price for the GDRs for 30 days prior to April 2, 2012. At December 31, 2012, the total value of the award granted under the Incentive Plan was $264,001, represented by 54,704 GDRs of VTB Bank. Each GDR contains 2,000 VTB Bank shares.

Awards made under the Incentive Plan are accounted for as liabilities. During 2012, the Company recognized $142,076 in "Compensation costs" related to these share-based payment transactions.

Details of options outstanding during the year:

	Number of stock options
Outstanding at the beginning of the year	-
Granted during the year	54,704
Forfeited during the year	-
Exercised during the year	-
Expired during the year	-
Outstanding at the end of the year	54,704
Exercisable at the end of the year	NONE

The weighted average fair value of awards granted in the year, based on the weighted average market price for the GDRs for 30 days prior to April 2, 2012, was $4.826.

The exercise price for all awards granted in the year was nil (zero strike price options).

The weighted average remaining contractual life for the awards as at December 31, 2012 is 1.2 years.

The weighted average share price of the GDRs listed on the LSE during the year was $3.814.

The Company's policy is to reimburse its affiliate for the cost of purchasing the shares under the Incentive Plan. The shares are purchased on the LSE.

The Company has accrued a liability to VTB UK for the awards granted in February 2013 amounting to $768,750.